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                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                             Commission File Number 000-26020
         (Check one)

         | | Form 10-K and Form 10-KSB        | | Form 11-K

         | | Form 20-F    |X| Form 10-Q and Form 10-QSB     | | Form N-SAR

         For period ended  March 31, 2002
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         | | Transition Report on Form 10-K and Form 10-KSB

         | | Transition Report on Form 20-F

         | | Transition Report on Form 11-K

         | | Transition Report on Form 10-Q and Form 10-QSB

         | | Transition Report on Form N-SAR

         For the transition period ended
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         Read Attached Instruction Sheet Before Preparing Form. Please Print
or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                   PART I
                           REGISTRANT INFORMATION

         Full name of registrant  Applied Digital Solutions, Inc.
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         Former name if applicable
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         Address of principal executive office (Street and number) 400 Royal
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Palm Way, Suite 410
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         City, state and zip code Palm Beach, Florida 33480
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                                  12b25-1

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                                   PART II
                           RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or
|X| before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                  PART III
                                  NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Applied Digital Solutions, Inc. ("ADS") and its now former outside auditing firm, Grant Thornton LLP, have had a disagreement on the proper accounting treatment with respect to certain options, and as a result, in part, of this disagreement, Grant Thornton communicated its resignation as ADS's auditors in a letter dated May 14, 2002. Grant Thornton advised ADS that it has not completed its review of ADS's quarterly report on Form 10-Q for the first quarter of 2002 and should not be associated with that report in any way. Accordingly, ADS is unable to file its Form 10-Q within the prescribed deadline and otherwise in accordance with applicable SEC rules and regulations without, among other things, unreasonable effort and expense.

         The options in question (about which ADS and Grant Thornton have had the disagreement) are options that Medical Advisory Systems, Inc. ("MAS") was to assume or convert into MAS options under the terms of an agreement and plan of merger, dated November 1, 2001, by and among MAS, a MAS wholly-owned subsidiary, and Digital Angel Corporation ("Old Digital Angel Corporation"), in which ADS held a controlling interest. On March 27, 2002, the MAS wholly-owned subsidiary was merged with and into Old Digital Angel Corporation under the terms of the merger agreement. Old Digital Angel Corporation, as the surviving corporation, became a wholly-owned subsidiary of MAS, which has since been renamed Digital Angel Corporation ("New Digital Angel Corporation"). Grant Thornton has also communicated by letter dated May 14, 2002, the termination of its auditor relationship with New Digital Angel Corporation.


                                  12b25-2

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         With respect to the dispute as to the proper accounting treatment for these options, Grant Thornton's position is that ADS should recognize in the first quarter of 2002 a one-time, non-cash, compensation expense, in the amount of approximately $14.5 million, under the guidance provided by Accounting Principles Board Opinion No. 25 (APB 25). ADS is of the view that the cost of the assumed- or to-be-converted options represents part of the merger consideration and should be capitalized and reflected on ADS's balance sheet, consistent with accounting for the transaction as a business combination using the purchase method of accounting, in accordance with Accounting Principles Board Opinion No. 16 (APB 16). ADS intends to consult the staff of the Securities and Exchange Commission with respect to this issue.



                                   PART IV

                              OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

Evan C. McKeown                                      561          805-8027
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         (Name)                                  (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               |X| Yes  | | No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               | | Yes  |X| No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.







         Applied Digital Solutions, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 15, 2002                 By:/s/ Evan C. McKeown
                                    Evan C. McKeown, Chief Financial Officer








                                  12b25-3